Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: November 12, 2021

Fox Business – ‘Mornings with Maria’ Interview with Dave Waiser & Mike Murphy 11.10.2021

Dagen: Gett going public via SPAC. The company is merging with Rosecliff Acquisition Corporation in a deal worth an enterprise value of a billion dollars. Gett focuses on streamlining corporate companies’ ride-hailing, taxi, and limo options into one platform. It currently works with about a quarter of Fortune 500 companies including Apple and Coca-Cola. Joining me now, Rosecliff Capital CEO and Managing Partner, Mike Murphy and Gett CEO, Dave Waiser. Dave and Mike, great to see you both, Dave just tell us why you are doing this deal now.

Dave: I think the opportunity is just enormous. We’re focusing on B2B ground travel, and this market, this spend that companies are spending on ground travel is more than 101 billion dollars. So it’s an enormous opportunity and product fit seems to be great, because we are saving companies up to 50% of their entire spend, so the time is now. We want to get as fast as possible. You mentioned some of our clients indeed, Google, Disney, Apple, McKinsey, Goldman Sachs, many other companies are already enjoying the technology that helped them to manage the entire spend and save up to 50%.

Dagen: Hey Mike, why did you choose to invest in Gett? Because we know you so well, and some of the great investments you’ve made over the years. What about Gett?

Mike: Good morning, Dagen, it’s great to be here with you. So you know when we started this SPAC and we announced it here live, with you and Maria, my team and I, and that’s Jordan, Kieran, Frank, Heather, Brian, we were looking for high growth business, that was scalable, that was really going to be able to disrupt an industry. And we’ve known Gett for a long time, I’m active you know we’re investors in Cargo, we’re investors in Kite and Tortoise, so we know the space. And when we met David and his team, and saw what they were doing, and really Dagen the key here, they wanted to price this deal correctly. So that was important to us for our shareholders to know that we’re bringing Gett to the public markets at a billion valuation, and this is a hundred billion dollar market opportunity. So, we look at Gett and when they penetrate the U.S. even greater than they have already, I think there is a lot more on the table where even if they have 10% of this hundred billion dollar market there’s a lot of upsides. We love Dave and the team, and we are very excited to partner with them and see what they are able to do with this money to really fuel growth over the next few years.

Dagen: Well Dave tell us, what are you going to do with this new money? Like what are the plans?

Dave: Right, and as Mike mentioned the market is more than 100 billion dollars, the product fit is there, so we have, it’s a green field and we have a personal advantage so we want to capitalize on this advantage and just keep growing. And doing what we’re doing now, so far good, is aggregation and spend management, and that’s what we’ll continue doing, at scale.

Dagen: At scale, what about – how much of the Fortune 500 are you involved with? The entire corporate landscape is wide open for you in terms of potential new clients, Dave?

Dave: That’s right. 25% of the Fortune 500 companies already are clients of Gett, but we have more countries to launch, and the broader our coverage the more share rewarding we’re taking from our existing clients. As a matter of fact, just from the clients we have, we have an upside close to 500 million in gross profits just for the clients in our portfolio, but we need to keep expanding to more countries, keep aggregating more vendors, so we bring more value to our clients geographically, and across the entire spend.

Dagen: Mike Murphy, before we go, we found out that consumer prices soared much more than expected last month, 6.2% increase, fastest pace in 31 years, what do you make of that but also how that informs your investments you’re making right now?

Mike: So Dagen, I’m so glad you bring that up to dig into that number inflation is real, inflation is here, and you know ask anyone who’s tried to rent a car recently, and look at the prices or even buy a used car, prices are through the roof. So I will segue back to Dave and Gett, there is an opportunity here for Gett, as you can see the consumer prices moving, you see the cost to rent a car really accelerating. There is an opportunity for a company like Gett to use their software to save their clients’ money, and make it easier for their clients to do business. I think everything is aligning for us right now and for this deal. And you know sometimes it’s better to be lucky than good. I am very excited to be announcing this today.

Dagen: I’ll take either or both, Mike Murphy. Great to see you this morning, blessings to your family. Congratulations.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving Gett and Rosecliff. All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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